Exhibit 99.1

58.com Reports Third Quarter 2014 Unaudited Financial Results

BEIJING, November 12, 2014 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Total revenues were US$72.0 million, a 72.9% increase from the same period last year; exceeding guidance of US$66.0 million to US$68.0 million.

•	Gross margin was 95.3%, compared with 94.5% during the same quarter of 2013.

•	Net income was US$5.9 million, a 30.0% decrease from the same period last year.

•	Non-GAAP net income[1] was US$7.8 million, compared with non-GAAP net income of US$9.3 million in the same quarter of 2013.

•	Basic and diluted earnings per ADS[2] attributable to ordinary shareholders were US$0.07. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.09.

Shares Outstanding

As of September 30, 2014, the Company had a total of 175,606,343 ordinary shares (including 98,301,844 Class A and 77,304,499 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares. The Company used weighted average ADSs or ordinary shares to calculate earnings per ADS and earnings per share.

Management Comments

“I am pleased to report a stronger than expected performance across the board as our business continues to gain momentum,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Growth in overall traffic continued, reaching record high levels for the second consecutive quarter. Mobile traffic continued to grow at a much faster pace than PC traffic, with 60% of traffic coming from our mobile platforms. ‘58 to home’ - our innovative mobile-based, closed-loop services app has received very positive feedback following its launch early this year. We are confident that this app and its enhanced services will strengthen our position as China’s leading player in the local services market. Looking forward, we will continue to invest as we develop new innovative services and build them to scale to extend our lead.”

1 Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Revenues exceeded the high end of our guidance for the fourth consecutive quarter since our IPO. The number of subscription-based paying merchant members during the second quarter of 2014 exceeded 560,000 for the first time. With this representing only a small fraction of the SME merchant population in China, we will continue to expand rapidly. We will continue to invest in Innovation, sales and marketing. Eventually a bigger platform and a better eco-system will help to secure our long term sustainable growth.”

Third Quarter 2014 Financial Results

Revenues

Total revenues were US$72.0 million, representing an increase of 72.9% from US$41.6 million in the same quarter of 2013.

Membership revenues were US$37.0 million, an increase of 52.7% from US$24.2 million in the same quarter of 2013. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the third quarter of 2014 was approximately 560,000, an increase of 58.6% from 353,000 in the same quarter of 2013. Paying merchant members refer to the merchants who have purchased the Company’s subscription based membership services and whose membership subscriptions are active at any point during a given period.

Online marketing services revenues were US$34.9 million, an increase of 103.7% from US$17.1 million in the same quarter of 2013. The increase in online marketing services revenues was primarily attributable to an increase in user traffic and effectiveness of the Company’s online marketing services, particularly growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$3.4 million, an increase of 48.0% from US$2.3 million during the same quarter of 2013. The year-over-year increase in cost of revenues was primarily driven by the increase in depreciation expenses and bandwidth fees.

Gross Profit and Gross Margin

Gross profit was US$68.6 million, an increase of 74.3% from US$39.3 million during the same quarter of 2013.

Gross margin was 95.3%, compared with 94.5% during the same quarter of 2013.

Operating Expenses

Operating expenses were US$65.5 million, representing an increase of 104.5% from US$32.0 million in the same quarter of 2013.

Sales and marketing expenses in the third quarter of 2014 were US$47.3 million, an increase of 113.1% from US$22.2 million during the same quarter in 2013. Within sales and marketing expenses, advertising expenses accounted for US$19.6 million and US$5.9 million during the third quarter of 2014 and 2013, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms and PC traffic acquisition. Brand marketing expenses also increased, but to a lesser degree. The increase in other sales and marketing expenses was primarily driven by increased commissions, salaries and benefits for the Company’s sales and customer service teams.

Research and development expenses during the third quarter of 2014 were US$12.9 million, an increase of 101.4% year-over-year from US$6.4 million in the same quarter of 2013. The increase was primarily due to increased personnel costs as a result of hiring additional research and development personnel for the development of new features and services as well as share-based compensation and increased rental expenses.

General and administrative expenses in the third quarter of 2014 were US$5.3 million, an increase of 54.3% from US$3.4 million in the same quarter of 2013. The increase was primarily driven by increased share-based compensation expenses, professional fees and other administrative related expenses. The increase in professional fees such as auditing and legal fees were mainly due to the costs associated with being a public company.

Income from Operations

Income from operations was US$3.0 million in the third quarter of 2014 compared with an income from operations of US$7.3 million in the same quarter of 2013. Operating margin was 4.2% in the third quarter of 2014, compared with 17.5% in the same quarter of 2013.

Non-GAAP income from operations3 was US$4.9 million in the third quarter of 2014 compared with non-GAAP income from operations of US$8.1 million in the same quarter of 2013. Non-GAAP operating margin was 6.8% in the third quarter of 2014 compared with non-GAAP operating margin of 19.4% in the same quarter of 2013.

Other Income

Other income in the third quarter of 2014 was US$7.4 million, a significant increase from US$1.2 million in the same quarter of 2013. The increase was primarily due to the increase of US$2.7 million in interest income, US$2.5 million in investment income from our wealth management products we invested with our IPO, follow-on cash proceeds and cash generated from operations compared with the third quarter of 2013.

3 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses.

Net Income

Net income was US$5.9 million in the third quarter of 2014, compared with a net income of US$8.5 million in the same quarter of 2013. Net margin was 8.3% in the third quarter of 2014, compared with 20.4% in the same quarter of 2013.

Non-GAAP net income was US$7.8 million in the third quarter of 2014, compared with non-GAAP net income of US$9.3 million in the same quarter of 2013. Non-GAAP net margin was 10.9% in the third quarter of 2014, compared with non-GAAP net margin of 22.3% in the same quarter of 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2014 were US$0.07 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.11 and US$0.10, respectively during the same quarter of 2013.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2014 were US$0.09, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.15 and US$0.13, respectively during the same quarter of 2013.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of September 30, 2014, the Company had cash, cash equivalents, term deposits and short-term investments of US$626.2 million.

Cash Flow

Net cash provided by operating activities was US$30.9 million in the third quarter of 2014, compared with US$22.8 million in the same quarter of 2013.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2014 are expected to be between US$74.5 million and US$77.0 million, representing a year-over-year increase of 65% to 70%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per share and per ADS by excluding share-based compensation expenses from income from operations and net income attributable to the Company’s shareholders, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, November 12, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790

U.S. Toll Free:	+1-877-870-4263

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Daylight Time, November 19, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10045711

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, unless otherwise noted)

	As of
	December 31,	September 30,
	2013	2014

ASSETS
Current assets:
Cash and cash equivalents	60,494	109,696
Restricted cash	—	786
Term deposits	152,190	326,249
Short-term investments	98,411	190,278
Accounts receivable, net	4,292	5,194
Amounts due from related parties	127	1
Prepayments and other current assets	8,983	18,388
Total current assets	324,497	650,592
Non-current assets:
Property and equipment, net	6,427	12,260
Intangible asset, net	65	461
Long-term investments	—	3,000
Long-term prepayments	2,352	3,424
Total non-current assets	8,844	19,145
Total assets	333,341	669,737
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,309	12,806
Deferred revenues	55,099	86,592
Customer advances and deposits	21,369	29,840
Taxes payable	2,264	6,958
Salary and welfare payable	17,962	22,458
Accrued expenses and other current liabilities	8,055	9,501
Total current liabilities	113,058	168,155
Total liabilities	113,058	168,155
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 27,064,706 Class A and 131,811,987 Class B shares issued and outstanding as of December 31, 2013 and 98,301,844 Class A and 77,304,499 Class B issued and outstanding as of September 30, 2014, respectively)	2	2
Additional paid-in capital	359,276	621,229
Accumulated deficit	(138,419)	(118,983)
Accumulated other comprehensive loss	(576)	(666)
Total shareholders’ equity	220,283	501,582
Total liabilities and shareholders’ equity	333,341	669,737

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014

Revenues:
Membership	24,231	35,092	37,011	59,692	99,651
Online marketing services	17,114	29,322	34,868	39,544	84,709
Other services	279	145	80	1,231	398
Total revenues	41,624	64,559	71,959	100,467	184,758
Cost of revenues(1)	2,303	3,392	3,408	6,397	9,240
Gross profit	39,321	61,167	68,551	94,070	175,518
Operating expenses(1):
Sales and marketing expenses	22,198	40,324	47,302	60,286	119,702
Research and development expenses	6,427	9,523	12,943	18,279	30,199
General and administrative expenses	3,411	4,051	5,262	8,873	13,606
Total operating expenses	32,036	53,898	65,507	87,438	163,507
Income from operations	7,285	7,269	3,044	6,632	12,011
Other income/(expenses):
Interest income	5	1,877	2,671	51	5,999
Investment and other income, net	617	1,436	3,111	1,266	5,903
Foreign currency exchange income/(loss), net	63	390	680	221	(2,461)
Others, net	520	1,877	930	605	4,495
Income before tax	8,490	12,849	10,436	8,775	25,947
Income tax expenses	—	(1,670)	(4,495)	—	(6,511)
Net income	8,490	11,179	5,941	8,775	19,436
Accretions to preference shares redemption values	(2,820)	—	—	(8,201)	—
Income attributable to preference shareholders	(3,211)	—	—	(218)	—
Net income attributable to ordinary shareholders	2,459	11,179	5,941	356	19,436
Net income	8,490	11,179	5,941	8,775	19,436
Foreign currency translation adjustment, net of nil tax	73	102	35	(438)	(90)
Comprehensive income	8,563	11,281	5,976	8,337	19,346
Net income per ordinary share attributable to ordinary shareholders - basic	0.06	0.07	0.03	0.01	0.12
Net income per ordinary share attributable to ordinary shareholders - diluted	0.05	0.07	0.03	0.01	0.11
Net income per ADS – basic (1 ADS represents 2 Class A ordinary shares)	0.11	0.14	0.07	0.02	0.23
Net income per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	0.10	0.13	0.07	0.01	0.23
Weighted average number of ordinary shares used in computing basic earnings per share	44,245,388	163,845,229	175,436,892	44,245,388	166,113,598
Weighted average number of ordinary shares used in computing diluted earnings per share	49,516,222	170,328,272	181,329,119	47,725,308	172,089,061

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	10	6	(1)	34	10
Sales and marketing expenses	152	177	481	370	814
Research and development expenses	318	495	828	744	1,695
General and administrative expenses	323	580	569	787	1,647

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2013	2014

GAAP income from operations	7,285	7,269	3,044	6,632	12,011
Share-based compensation expenses	803	1,258	1,877	1,935	4,166
Non-GAAP income from operations	8,088	8,527	4,921	8,567	16,177

GAAP net income	8,490	11,179	5,941	8,775	19,436
Share-based compensation expenses	803	1,258	1,877	1,935	4,166
Non-GAAP net income	9,293	12,437	7,818	10,710	23,602

GAAP operating margin	17.5%	11.3%	4.2%	6.6%	6.5%
Share-based compensation expenses	1.9%	1.9%	2.6%	1.9%	2.3%
Non-GAAP operating margin	19.4%	13.2%	6.8%	8.5%	8.8%

GAAP net margin	20.4%	17.3%	8.3%	8.7%	10.5%
Share-based compensation expenses	1.9%	1.9%	2.6%	1.9%	2.3%
Non-GAAP net margin	22.3%	19.2%	10.9%	10.6%	12.8%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	44,245,388	163,845,229	175,436,892	44,245,388	166,113,598
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	49,516,222	170,328,272	181,329,119	47,725,308	172,089,061

Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	22,122,694	81,922,615	87,718,446	22,122,694	83,056,799
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	24,758,111	85,164,136	90,664,560	23,862,654	86,044,531

Non-GAAP net income per ordinary share - basic	0.07	0.08	0.04	0.05	0.14
Non-GAAP net income per ordinary share - diluted	0.07	0.07	0.04	0.05	0.14

Non-GAAP net income per ADS - basic	0.15	0.15	0.09	0.10	0.28
Non-GAAP net income per ADS - diluted	0.13	0.15	0.09	0.10	0.27

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